212-373-3085

212-492-0085

tzaccone@paulweiss.com

February 8, 2013

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 3720

100 F St. NE

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

InterMedia Outdoor Holdings, Inc.

Amendment No. 3 to Preliminary Registration Statement on Form S-4

Filed February 1, 2013

File No. 333-185106

Dear Mr. Spirgel:

On behalf of our client, InterMedia Outdoor Holdings, Inc. (“IMOH” or the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to Jerome Letter, Chief Financial Officer of IMOH dated February 5, 2013 (the “Comment Letter”) regarding the above-referenced Amendment No. 3 to Preliminary Registration Statement on Form S-4 with the Commission (“Amendment No. 3”). The Company submits in electronic form for filing the accompanying Amendment No. 4 to Preliminary Registration Statement on Form S-4 with the Commission (“Amendment No. 4”).

Amendment No. 4 reflects the responses to comments received from the Staff with respect to the Registration Statement in the Comment Letter. For your convenience, we have set forth below the Staff’s comments in bold typeface followed by our response thereto. Unless otherwise indicated, caption references and page numbers refer to the captions and pages contained in Amendment No. 4. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in Amendment No. 4.

Principal Holders of Equity Interests of IMOTSC Before the Proposed Transaction and Stockholders of IMOH After the Proposed Transaction, page 179

1.	Please identify the natural person(s) who control(s) InterMedia Partners in a footnote to the table.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added disclosure on page 180 to identify the natural persons who control InterMedia Partners VII, L.P.

12.        Segment Information, page F-29

2.	We note your response to our comment six from our letter dated January 29, 2013. In your response you state that the segment footnote was incorrectly prepared using historical balances of goodwill from the stand-alone financial statements of IMO and TSC. That in anticipation of the current registration statement and merger transaction with Outdoor Channel Holdings, Inc., these commonly controlled entities were reorganized and consolidated under IMOTSC. Given the significant balance of goodwill please disclose the following in your critical accounting policies:

•	Why you reorganized your structure in anticipation of the merger transaction with Outdoor Channel Holdings, Inc.,

•	When you decided to reorganize and the effective date of the reorganization,

•	How the reorganization affected your reporting units, and

•	The methodology used to determine the amount of goodwill to be reallocated to each reporting unit.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 141 and F-30 relating to the reorganization in response to the Staff’s comment.

Upon reorganization, the Company reassigned goodwill to the reporting units using the relative fair value of new reporting units as of December 31, 2011. To compute the relative fair values, we utilized discounted cash flows for each segment, forecasted for future years based on information we had at December 31, 2011. For purposes of the calculating the carrying value as part of the Company’s annual impairment test, assets and liabilities using financial information at 12/31/2011 were assigned to the segments based on direct use for the segment for all assets and liabilities with the exception of certain assets carried at the corporate level. As these assets and liabilities (working capital, tradenames, debt and deferred taxes) benefit the entire business, the Company assigned these assets and liabilities based upon relative fair value of the segments. The Company compared the assets and liabilities at 12/31/2011 to the assets and liabilities at 10/31/2011 (the Company’s assessment date), noting there was not a significant difference.

The first accompanying schedule summarizes the allocation of assets to the segments. The second accompanying schedule summarizes the goodwill impairment test for Network and Digital Media. The third accompanying schedule summarizes the goodwill impairment test for Publishing. As indicated in the schedules, the fair value of each of the segments significantly exceeds the carrying value and thus there is no impairment.

Also, as of December 31, 2011, InterMedia Outdoors, Inc. had $81.652 million in goodwill and The Sportsman Channel, Inc. had $3.023 million in goodwill. Both of these amounts were tested as part of putting together each of the company’s financial statements for 2011 and neither InterMedia Outdoors, Inc. or The Sportsman Channel, Inc. recognized any impairment of goodwill for the year ended December 31, 2011.

*      *      *      *      *

Additionally, per your request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (212) 373-3085.

Sincerely,

/s/ Tracey A. Zaccone
Tracey A. Zaccone

Enclosures

INTERMEDIA OUTDOORS HOLDINGS, LLC

Consolidating Balance Sheet

31-Dec-11

(in thousands of dollars)	Consolidated Balance Sheet by Segment				Balance Sheet with Corporate Assets Allocated for Purposes of Goodwill Impairment Testing
	Publishing	Networks & Digital	Corporate	Total	Publishing	Networks & Digital	Corporate	Total
Assets
Current assets
Cash and cash equivalents	$—	$—	$4,466	$4,466	$1,534	$2,932	$—	$4,466
Accounts receivable, net	—	—	12,392	12,392	4,256	8,136	—	12,392
Inventories	2,336	—	—	2,336	2,336	—	—	2,336
Prepaid expenses and other	—	—	6,943	6,943	2,385	4,558	—	6,943

Total current assets	2,336	—	23,801	26,137	10,511	15,626	—	26,137
Property and equipment, net	4,036	741	—	4,777	4,036	741	—	4,777
Intangible assets, net	1,020	10,075	62,075	73,170	22,341	50,829	—	73,170
Goodwill	29,083	55,591	—	84,675	29,083	55,591		84,675
Other assets	—	150	—	150	—	150	—	150

Total assets	$36,475	$66,557	$85,876	$188,909	$65,972	$122,937	$—	$188,909

Liabilities and Shareholder’s Equity
Current liabilities
Accounts payable and accrued expenses	—	—	11,958	11,958	4,107	7,851	—	11,958
Notes payable to related party	—	—	2,000	2,000	687	1,313	—	2,000
Current portion of long-term debt	—	—	608	608	209	399	—	608
Deferred revenue - current	12,395	2,663	—	15,058	12,395	2,663	—	15,058

Total current liabilities	12,395	2,663	14,566	29,624	17,398	12,226	—	29,624
Long-term debt	—	—	93,186	93,186	32,007	61,179	—	93,186
Deferred tax liability - non-current	—	—	12,570	12,570	4,317	8,253	—	12,570
Deferred revenue - non-current	8,533	—	—	8,533	8,533	—	—	8,533
Other non-current liabilities	—	—	—	—	—	—	—	—

Total liabilities	20,928	2,663	120,322	143,913	62,255	81,658	—	143,913

Minority interest	—	—	—	—	—	—	—	—

Shareholder’s equity
Preferred stock	—	—	—	—
Common stock	—	—	—	—
Additional paid-in capital	68,960	40,127	—	109,087
Retained deficit	(40,862)	(23,229)	—	(64,091)

Total shareholder’s equity	28,098	16,898		44,996	3,716	41,280	—	44,996

Total liabilities, minority interest and shareholder’s equity	$49,026	$19,561	$120,322	$188,909	$65,972	$122,937	$—	$188,909

	Carrying Value of Net Assets				3,716	41,280
	Carrying Value of Net Assets (excluding Goodwill)				(25,367)	(14,312)

			Total Debt		32,903	62,891
			Total Goodwill		29,083	55,591

Relative Fair Value by Segment

	Value	% of Total
Networks	122,458	66%
Publishing	$64,066	34%

Total IMOH	$186,524

IMO/TSC - Network & Digital Segment

Valuation of Goodwill

Total Value of Segment - Expected Present Value Method

($ in thousands)

Fair Value of Business Unit based on projections as of 12/31/11	$122,458
Less: Debt	(62,891)

Fair Value of Segment	$59,566

Carrying Value of Net Assets (including debt but excluding goodwill)	$(14,312)
Book Value of Goodwill	$55,591

Reporting Unit Carrying Value	$41,280

Excess/(Shortfall)	$18,287

IMO/TSC - Publishing Segment

Valuation of Goodwill

Total Value of Segment - Expected Present Value Method

($ in thousands)

Fair Value of Business Unit based on projections as of 12/31/11	$64,066
Less: Debt	(32,903)

Fair Value of Segment	$31,163

Carrying Value of Net Assets (including debt but excluding goodwill)	$(25,367)
Book Value of Goodwill	$29,083

Reporting Unit Carrying Value	$3,716

Excess/(Shortfall)	$27,447